Mail Stop 4561

June 26, 2008

Dr. James E. Newsome
President and Chief Executive Officer
NYMEX Holdings, Inc.
One North End Avenue
New York, NY 10282-1101

      Re: **NYMEX Holdings, Inc.**
                Form 10-K for the year ended December 31, 2007
                Form 10-Q for the quarter ended March 31, 2008
                File No. 1-33149

Dear Dr. Newsome:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Daniel L. Gordon
                Branch Chief